Exhibit 4(c) Employment agreements with Helge Lund and Erling Øverland (English translation)

CONTRACT OF EMPLOYMENT

Between

Statoil ASA

Organisation no 923609016

Forusbeen 50

4033 Stavanger

(the "Company")

and

Helge Lund

Date of birth: 16 October 1962

Tvetermyra 12

1344 Haslum

(the "Chief Executive"),

a Contract of Employment has been concluded today.

1. APPOINTMENT AND COMMENCEMENT OF EMPLOYMENT

Helge Lund is appointed Chief Executive of Statoil and will commence employment on 15 August 2004. The place of work is Statoil's head office in Stavanger.

2. FUNCTION AND RESPONSIBILITY

The Chief Executive is in charge of running the daily business of the Company and will comply with the guidelines and instructions issued by the board of directors.

The Chief Executive is accountable to the board for ensuring that the Company's business is carried out in accordance with the Company's guidelines and otherwise in accordance with legal requirements and the articles of association of the Company.

The Chief Executive is responsible for appointing or dismissing managers who report directly to him. The board is to be kept informed of such matters.

3. SALARY AND OTHER TERMS OF AGREEMENT

3.1 Salary

The salary is stipulated by the Company's board of directors. The salary for the position is based on a market assessment and must be seen in relation to the size and market position of the Statoil group along with its results. The annual salary on the date of commencement of employment is NOK 4,400,000. The salary will be assessed at 1 January every year, with the first assessment on 1 January 2005.

3.2 Additional benefits

The Chief Executive is entitled to a mobile phone and fixed telephone free of charge, and installation and running costs for a PC and other office equipment at his home as well as his company-provided residence in Stavanger. Other communication tools will be provided as considered necessary for the position.

The Chief Executive will have company-provided housing in Stavanger, a company-provided car and travel expenses to cover commuting between his home in Bærum and Stavanger. The Chief Executive is also entitled to select a car allowance in accordance with the Company's regulations.

The Chief Executive will receive the newspapers and journals he considers necessary for his job. The Company's personnel and welfare schemes apply to the Chief Executive according to the same guidelines that apply to the other employees of the Company.

3.3 Bonus

Reference is made to the Bonus agreement, cf. appendix 1 to this agreement.

3.4 Holidays

Holiday entitlement is in accordance with the Company's guidelines and valid legislation.

4. PENSION

The Chief Executive is covered by a separate pension scheme. Reference is made to the Pension Agreement, cf appendix 2 to this agreement.

The entitlement to other forms of pension - disability, spouse and children's pension - is in accordance with the company's general pension scheme in Statoil's Pension Funds.

 5. OTHER MATTERS

The Chief Executive is obliged to exercise all his labour in the service of the Company and may not take on other positions or commissions, paid or unpaid without the permission of the board in each individual case.

The Chief Executive is obliged to declare any financial interests he may have in other private or listed companies in accordance with the Company's provisions. The board may, without it entailing any compensation, resolve any limitation to the Chief Executive's right to trade in securities on a private basis.

The Chief Executive is obliged, in accordance with the board's provisions, to act as chair or member of the board of the Company's subsidiaries. The Chief Executive receives no remuneration for such board appointments.

6. DISMISSAL/RESIGNATION

The Chief Executive waives the rights that otherwise apply to employees pursuant to the Working Environment Act, chapter 12, section 56 third sub-section, since the Chief Executive is assured pay after termination of employment in accordance with clause 7, below.

The period of notice to be given by either the employer or the employee is six months calculated from the first day of the month after the notice is received by the other party. The Chief Executive is obliged to resign office immediately or at a later date specified by the board. If the Chief Executive is willing to work for the Company he is entitled to a salary for the part of the notice period in which he is not given the opportunity to work for the Company.

7. PAY AFTER TERMINATION OF EMPLOYMENT

7.1 Pay after termination of employment

If the Chief Executive is given notice by the Company, he has the right to receive pay after termination of employment equivalent to 24 months' salary as specified in clause 3.1, calculated from the end of the period of notice, hereafter called "date of termination". The same applies if the parties agree that the employment should cease and the Chief Executive gives his notice in accordance with a written agreement with the board.

Pay after termination of employment is taxable income and is paid as a net amount after deduction of tax, either as a lump sum at the date of termination, or per month, as decided by the board.

7.2 Annulment of rights

The right to receive pay after termination of employment is conditional on the Chief Executive not having been guilty of gross dereliction of duty or other serious breach of contract, cf. the Working Environment Act section 66. The Company may then demand the repayment of already paid-out pay after termination of employment.

8. PLEDGE OF CONFIDENTIALITY

The Chief Executive is obliged, in accordance with the Company's confidentiality regulations, never to use or provide others with information which could be harmful to the Company.

The Chief Executive is obliged, in his period of employment as well as after the termination of his employment, to maintain complete confidentiality towards persons not concerned with regard to business or company secrets with which the Chief Executive becomes familiar through his work.

On termination of employment, for whatever reason, the Chief Executive is obliged to hand over the Company's documents, electronically-stored information etc. which are the property of the Company, regardless of where such documentation is located or how it is stored.

9. COMPETITION CLAUSE

The Chief Executive is, both during his period of employment and later, obliged to refrain from taking up employment in, providing consultancy for (regardless of whether or not remuneration is given for the services), start up or participate in enterprises either alone or with others, or own shares in an enterprise or business that totally or in part competes with the core activities of the Company or subsidiaries owned by the Company.

The competition ban in this clause applies for a period of two years calculated from the date of termination, cf clause 7.1. The board may at any given time during the competition ban period waive its right according to this clause. On the written request of the Chief Executive, the board is obliged to take a decision on a concrete request to waive the ban on competition. The board's decision will be presented as soon as possible and within four weeks at the latest after the board has received the necessary information. If the board rejects the Chief Executive's request, the board cannot waiver the competition ban until three months have passed since the rejection was given, unless the parties agree otherwise.

To the extent that the Chief Executive does not receive a pension or pay after termination of employment in accordance with clause 7.1, he has the right to remuneration equivalent to the amount of salary according to clause 3.1 at the date of termination until the board should waive the competition ban or the two-year time limit expires. Clause 7.2 of the contract is similarly applied. Deductions of 50 per cent are made for other gross income (income from employment or self-employment, hereunder board remuneration) which the Chief Executive earns in the same period. Any payments from the Statoil group are deductible krone for krone.

10. ARBITRATION

If disagreement should occur between the parties regarding the interpretation, application or performance of this agreement as well as supplementary agreements and agreements that change or replace these, including disputes connected with termination of employment, and disputes regarding claims for compensation in the terms of the agreement or its termination, such disagreement shall be resolved by arbitration in accordance with the provisions of the Civil Procedure Act chapter 32 if one of the parties so demands.

A court will be appointed in accordance with the provisions of the Civil Procedure Act chapter 32 if the parties do not agree that an arbitrator is sufficient. If agreement is not reached as to the choice of judge, any one of the parties may demand that the presiding judge in the Borgarting court of appeal shall make the decision. The court of arbitration shall, as far as possible, reach a decision in the case within 90 days of the court being appointed.

Expenses with respect to the court of arbitration - hereunder expenses relating to the arbitrator(s) - shall be covered solely by the Company without the court of arbitration being able to decide anything else. The parties cover the expenses for their own counsel unless the court of arbitration decides otherwise based on the Civil Procedure Act's provisions which are similarly applied.

This agreement is drawn up in two originals of which the parties retain one each.

Oslo, 7 March 2004

Statoil ASA Chair of the board	Helge Lund

APPENDIX 1

BONUS AGREEMENT

Between

Statoil ASA

Organisation no 923609016

Forusbeen 50

4033 Stavanger

(the "Company")

and

Helge Lund

Date of birth: 16 October 1962

Tvetermyra 12

1344 Haslum

(the "Chief Executive"),

a Bonus Agreement has been concluded, as appendix 1 to the Contract of Employment.

Once a year, the board of directors will consider a bonus for the Chief Executive, which may amount to a maximum of 30 per cent of his salary according to the Contract of Employment, clause 3.1. An annual bonus will be stipulated by the board on the basis of an overall assessment of results achieved, such as the group's profitability, value creation for the shareholders, health, safety and the environment and other relevant matters of significance to the development of the group.

The parties shall before the end of 2004 have discussed whether, and to what extent, it is appropriate to establish specific criteria for the board's bonus assessment. The board's decision shall be made before the end of 2004.

The first assessment by the board as to whether a bonus shall be granted will be made in January 2006 for the year of 2005.

Oslo, 7 March 2004

Statoil ASA Chair of the board	Helge Lund

APPENDIX 2

PENSION AGREEMENT

Between

Statoil ASA

Organisation no 923609016

Forusbeen 50

4033 Stavanger

("Statoil" or the "Company")

and

Helge Lund

Date of birth: 16 October 1962

Tvetermyra 12

1344 Haslum

(the "Chief Executive"),

a Pension Agreement has been concluded today, as appendix 2 to the Contract of Employment.

1. PENSIONABLE AGE

The pensionable age is 62 years.

2. PENSION RIGHTS, HEREUNDER PERIOD OF PENSIONABLE SERVICE

A fully-earned pension, also called gross pension payment, is achieved after 15 years' service as Chief Executive.

If the Chief Executive resigns as Chief Executive before reaching retirement age, he is entitled to a reduced pension from the Company from the age of 62, with the exceptions stated in clause 7 of this agreement. The pension from the age of 62 is calculated as a share of a full pension, where the denominator of the fraction is put at 180 months. The numerator constitutes the number of months between the commencement of employment and the resignation as Chief Executive. The period of notice is added to the months in the numerator independent of whether the Chief Executive remains in his job or not during this period.

The Chief Executive's possible right to pay after termination of employment in accordance with the Contract of Employment is discontinued from the date when pension payments begin to take effect.

If the Chief Executive dies or becomes more than 50 per cent permanently disabled before he has earned a full pension and is Chief Executive at the time of disablement or death, his pension is considered to be fully-earned. If the Chief Executive dies or becomes more than 50 per cent permanently disabled after he has resigned as Chief Executive without the right to a fully-earned pension and before he reaches the age of 62, the Chief Executive himself, his spouse and children are entitled to a reduced pension calculated according to the principles in clause 2, second paragraph.

3. START OF PENSION, SIZE OF PENSION AND DATE OF PENSION PAYMENTS

When the Chief Executive is entitled to a full pension, this starts to take effect from the first month after he has retired and has reached the age of 62. If the Chief Executive is only entitled to a reduced pension, this will take effect from the first month after he has reached the age of 62, or from the date when at least 50 per cent disability occurred.

Spousal pension and children's pension take effect from the first month after death occurs. The right to a spousal pension is conditional on the marriage being entered into before or while the Chief Executive was employed as Chief Executive and before he reaches the age of 55.

A full pension for the Chief Executive will be paid at the rate of 66 per cent of his salary (in accordance with clause 3.1 in the Contract of Employment) on the date of his retirement. The Chief Executive is not entitled to retain additional benefits which he has received as Chief Executive.

The Chief Executive's pension continues at the same level after he reaches the age of 67.

The spousal pension constitutes 60 per cent of the pension the Chief Executive would have been entitled to at any given time. With regard to dividing the spousal pension between more than one marriage partner, the articles of association for Statoil's Pension Funds section 15-2 will be similarly applied. Equal rights to a spouse are shared by a registered cohabitant with whom the Chief Executive had lived in a relationship similar to marriage when death occurred, if it can be documented that the relationship had continued for five consecutive years before death occurred, and there were no matters which could have prevented marriage or partnership legally being entered into.

Deductions may be made to the spousal pension for other income the spouse may receive in the form of pension, social security, employment or self-employment income earned through working. Private pension benefits paid for by the Chief Executive or his spouse will not be deductible. Income will be documented in a manner decided by the Company.

The children's pension constitutes for each child four per cent of the pension the Chief Executive would have been entitled to at any given time. If both the Chief Executive and the children's mother (who is entitled to a spousal pension in accordance with the previous paragraph) are deceased, the children's pension is increased to 10 per cent for each of the children to which they jointly are parents. In other respects, the articles of association for Statoil's Pension Funds chapter 16 are similarly applied.

The pension is paid at the point of time in accordance with the valid rules for Statoil's Pension Funds.

4. FINANCING AND COORDINATION

Statoil may freely decide how the financing of these pension benefits will take place. The Company cannot choose a form of financing which entails that the Chief Executive receives a lower benefit after tax than the case would be if the pension benefits were continuously covered by the Statoil group's operations. Nor may the Company choose a form of financing which entails that the pension is taxed at an earlier stage than the date of the actual payment of the pension to the beneficiary(ies) according to this agreement. Statoil does not guarantee pension payments.

In the case of retirement without having earned a full pension, a paid-up policy or statement of entitlement is issued by Statoil's Pension Funds.

The pension benefits according to this agreement are coordinated continuously with payments from the National Insurance, Statoil's Pension Funds and other similar benefits so that total payments are in accordance with this agreement. Any pension benefits (paid-up policy or similar) from employment prior to the appointment at Statoil will be deductible. Private pension schemes paid for by the Chief Executive will not be deductible.

5. ADJUSTMENT

Gross pension benefits according to this agreement are adjusted at 1 January each year, based on the rise in the consumer price index or the index which replaces that index in the period between 15 December and 15 December a year previously.

The basis for the first adjustment is the index applicable on the 15th of the month following the date of retirement.

The gross pension payment shall not be lower than the previous year's gross pension payment.

6. REDUCTION IN PENSION PAYMENTS

Before the age of 67

In the Chief Executive's pension payments up to the age of 67, deductions are made krone for krone for the right to payments of

-         public pensions,

-         other service pensions earned in employment prior to employment at Statoil,

-         salary from the Statoil group,

-         disability pension from Statoil's Pension Funds,

-         pay after termination of employment (severance package), cf the Contract of Employment, clause 7.1 and this agreement clause 2, third paragraph.

Deductions are not made for salary/remuneration from other employers and/or self-employment.

Each year by 15 March at the latest, the Chief Executive shall send Statoil a copy of his tax self-assessment and settlement statement as a basis for stipulating the deductible items.

The amount, if any, which is to be refunded to Statoil, shall be paid by the Chief Executive on 15 March the following year. If payment is delayed, interest equivalent to the valid interest on arrears shall be paid from 15 March in the individual year until payment is made.

If the Chief Executive fails to send Statoil the information or the refund to which the Company through this provision is entitled, Statoil can retain parts of the current pension benefits until the information has been received and/or the refund to which Statoil is entitled has been paid.

After the age of 67

After the age of 67, coordination shall be made as mentioned in clause 4, paragraph three of the agreement.

7. ANNULMENT OF RIGHTS

The rights in this agreement will be annulled if the Chief Executive is found to be guilty of gross dereliction of duty or other breach of contract, cf. the Working Environment Act section 66.

The Chief Executive and his surviving relatives as mentioned in clause 3 of this agreement are entitled to the same rights as other members of Statoil's Pension Funds.

8. ARBITRATION CLAUSE

In the case of disagreement regarding the interpretation of this agreement, each of the parties may independently demand that the issue shall be resolved by arbitration in accordance with the provision in the Contract of Employment clause 10.

This agreement has been drawn up in two originals of which the parties retain one each.

Oslo 7 March 2004

Statoil ASA Chair of the board	Helge Lund

Summary of terms and conditions as of March 2004 for Acting CEO Erling Øverland

This memo summarizes salary and other benefits given to acting Statoil acting CEO Erling Øverland (EØ), born 31.05.52.

Position:

Acting CEO until August 15th 2004, and then he will return to his position as Executive Vice President Manufacturing and marketing.

Base Salary

NOK 2 550 000, effective from January 1st 2004.

As acting CEO he has a monthly allowance of NOK 79 167.

Performance Pay

Eligible to Statoil standard performance pay system for senior managers, which has a target level of 10% of base pay and a maximum of 20%.

Other benefits

Entitled to free company car (or, as an alternative a car loan and car allowance), free newspaper, and free telephone.

Retirement age and pensions

Retirement age is 60 years. EØ's pension will 66% of fixed base salary pr year. This will occur if he has served with Statoil for 30 years, but each year as member of the Executive Boards counts as two years.

The pension agreement is based on at least 5 years as member of the Executive Committee or at least 20 years with Statoil. If less then 30 years service (including the years for early retirement (60) until normal retirement age (67)), the pension will be reduced with 1/30 for each year missing.

EØ is also entitled to a disability pension. Spouse pension and children pension according to a detailed set of rules.

Severance pay

EØ is entitled to two years severance pay if he is asked by Statoil to leave his position and he does so without bringing such a case to court.